Exhibit 4

3 April 2007

WESFARMERS PROPOSAL TO ACQUIRE COLES GROUP

Highlights:

•	Wesfarmers has announced a proposal to acquire the whole of Coles.
•	Price of $16.47 per share ex dividend: cash or cash and Wesfarmers shares.
•	Wesfarmers has voting power over 11.3 per cent of Coles issued capital and a relevant interest in 126.7 million Coles shares.
•	Wesfarmers’ proposal will see Coles remain in Australian hands.
•	Coles’ shareholders can share in potential benefits of restructured Coles’ operations as well as Wesfarmers’ continuing growth.
•	Wesfarmers’ proposal can be implemented quickly without regulatory delays.

Wesfarmers Limited ("Wesfarmers") today announced a proposal to acquire the entire issued capital of Coles Group Limited ("Coles"). The proposal is at a price of $16.47 cash per share ex dividend and would be implemented by scheme of arrangement.

Wesfarmers is in the process of holding discussions with Coles, with a view to agreeing an accelerated timetable for due diligence and transaction documentation and will provide further details as those discussions progress.

The proposal represents a premium of:

•	48.8 per cent to the Coles' one month VWAP on 14 August 2006, being the day before speculation of the first private equity approach to Coles last year.
•	13.6 per cent to the closing price on 22 February 2007, the day before the announcement by the Board of Coles about reviewing future ownership options.
•	29.2 per cent to the average of analysts’ standalone valuation of Coles[1].

The proposal will allow Coles Group shareholders to retain the 19.5 cent dividend declared on 26 March 2007 but is conditional on there being no further capital or dividend distributions by Coles Group. Coles' shareholders will have the right to choose between 100 per cent cash consideration and a Wesfarmers scrip/cash alternative.

Many Coles Group shareholders will be eligible for scrip-for-scrip CGT rollover relief if they elect for Wesfarmers scrip. Wesfarmers shares have performed strongly over the past decade, significantly outperforming the S&P ASX – 200 over that period.

Under the scrip/cash alternative, each Coles shareholder will be able to choose their preferred mix of cash and Wesfarmers scrip, subject to a cap on the total scrip component being issued to those Coles' shareholders that choose the scrip/cash alternative.

The total number of new Wesfarmers shares that will be available as consideration to Coles' shareholders will be approximately 25 per cent of the total value of the Coles shares to be acquired under the scheme of arrangement.

Earlier today, Wesfarmers announced that it had voting power over 11.3 per cent of Coles Group shares and had acquired a relevant interest in 126.7 million Coles' shares.

Wesfarmers' holding has been acquired through a combination of on-market purchases and sale agreements with Coles' largest shareholder, Premier Investments.

Following the successful acquisition of Coles, Wesfarmers intends to restructure the company along the following lines:

•
Coles' Everyday Needs businesses – Food, Liquor and General Merchandise (K Mart) - would be owned by Wesfarmers and its consortium partners, funds advised by Pacific Equity Partners and Permira, and Macquarie Bank. Wesfarmers would hold approximately 50 per cent of the Everyday Needs businesses, which will be majority Australian-owned and which will be structured with typical private equity characteristics.

•	Wesfarmers would own Officeworks and Target outright.

Wesfarmers Managing Director Richard Goyder said the company and its consortium partners brought a combination of financial experience and expertise in successfully growing Australian businesses, including those in the retail sector.

"Our Bunnings business is Australia’s third largest retailer. It has a network of more than 210 stores and over 24,000 employees across Australia and New Zealand. Sales this year are on track to exceed $4.6 billion and 2006 earnings before interest and tax were $420.5 million."

"Our indicative proposal comprises a cash offer or an alternative of a combination of Wesfarmers’ shares and cash which would allow Coles shareholders to participate in the growth of their restructured company. It is not conditional on any regulatory approvals and is capable of implementation on a significantly accelerated timetable relative to other options for the sale of the company.

"We believe the acquisition of Coles would be a very positive step for the shareholders of both companies. There is a real opportunity to enhance these significant Australian businesses to the benefit of both sets of investors and to Coles' customers, employees and suppliers.

"Wesfarmers has considerable retail experience in its own right through Bunnings, which focuses on value and service for customers and a rewarding work environment for its people. We believe that a change of ownership will provide a catalyst for an improvement in performance." Mr. Goyder said.

The key features and advantages of Wesfarmers' offer are:

•	It will deliver outstanding value for Coles' shareholders with the opportunity for a continuing level of participation in the restructured Coles operations;

•	It will see the retention of a major Australian company in Australian hands in the important retail sector of the national economy;
•	It provides speed of execution and certainty, offsetting the risks of further business deterioration;
•	Wesfarmers and its partners will bring extensive Australian and international retailing expertise to the Everyday Needs businesses; and
•	Officeworks and Target operations will benefit from the value that will flow from the specialty retail experience and a more focused approach.

Implementation of this proposal is subject to detailed due diligence, execution of formal documentation and approval by Coles shareholders through a scheme of arrangement.

Wesfarmers and its consortium partners are advised by Gresham Advisory Partners Limited, Macquarie Bank Limited and Allens Arthur Robinson.

For further information contact:

Richard Goyder	Keith Kessell
Managing Director	Executive General Manager Corporate Affairs
(61 3) 9664 0300	(61 8) 9327 4281
0419 949 082
(61 3) 9664 0300

(1) Average of the available standalone/passive valuations for Coles Group (MRE, Citigroup, GSJBW, ABM Amro, JP Morgan and UBS). (The average being $12.75 per Coles Group share.)

Background Information on Wesfarmers and Consortium Partners:

Wesfarmers is a major diversified Australian public company with operating business interests in home improvement products and building supplies, coal mining, insurance, industrial and safety products distribution, chemicals and fertilisers manufacture and gas production and distribution. The company is based in Perth, began in 1914 and listed in 1984 and has operations across Australia and New Zealand.

Bunnings is Australia’s third largest retailer. It has a network of more than 210 stores and over 24,000 employees across Australia and New Zealand. Sales this year will be approximately $4.5 billion and 2006 earnings before interest and tax were $420.5 million.

Pacific Equity Partner’s (PEP) is the leading Australasian private equity firm and has been the most active investor in its kind in this region since 1998. PEP currently manages over A$2 billion.

Over the last 8 years, PEP has led 18 primary investments and 20 bolt-on acquisitions across a wide range of industries. In total, PEP has been involved in transactions with an aggregate value in excess of A$12 billion.

www.pep.com.au.

Permira is a leading international Private Equity specialist. As an independent business, Permira is owned and controlled by its partners. The firm’s team of around 100 professionals, based in Guernsey, Frankfurt, London, Luxembourg, Madrid, Milan, New York, Paris, Stockholm and Tokyo, advises the Permira Funds with a total committed capital of more than Euro 21 billion. Since 1985, the Permira Funds have completed over 180 private equity transactions. During the last year, the Permira Funds have committed to nine transactions with a combined transaction value of over Euro 20 billion.

www.permira.com

Macquarie Bank was established in 1969. It has been associated with a stream of major financial innovations, achieving significant benefits for clients and underpinning Macquarie’s reputation as a market leader. Macquarie has reported successive years of record profits and growth since 1992, and now employs over 9,000 people in 24 countries.

www.macquarie.com.au